Source   MARKET NEWS
Date 10/04/2004
Time 03:26:01 AM
Company   Derek Oil & Gas Corporation
Title BCSC
Delinquent Filer; Technical Report Not File

   DMIS Processed No CDNX Symbol: DRK
Exchange: VSE Symbol: DRK
Exchange: Symbol:
Exchange: Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- BCSC Delinquent Filer; Technical Report Not Filed In Required Form

BCSC Delinquent Filer Notice
for October 04, 2004

The issuer's Technical Report was not filed, or was not filed in
required form.

Reporting issuers and exchange issuers (the "Issuers") are required
to make periodic filings with the British Columbia Securities Commission
pursuant to Part 10 of the Securities Regulation, B.C. Reg. 270/86.

Tel: (604) 899-6500   British Columbia Securities Commission
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